UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-39431

Freeline Therapeutics Holdings plc

(Translation of registrant’s name into English)

Sycamore House

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2BP

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

2023 Annual General Meeting of Freeline Therapeutics Holdings plc

On May 31, 2023, Freeline Therapeutics Holdings plc (“Freeline” or the “Company”) published its UK Annual Report and Accounts for the fiscal year ended December 31, 2022 (the “2022 UK Annual Report”) and distributed a notice of its 2023 Annual General Meeting (the “2023 AGM”) and a form of proxy to its shareholders. The 2023 AGM will be held at Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 22 Bishopsgate, London, EC2N 4BQ, United Kingdom, on June 28, 2023 at 2:00 p.m. British Summer Time (BST). The notice of the 2023 AGM, the form of proxy and the 2022 UK Annual Report are furnished hereto as Exhibits 99.1, 99.2 and 99.3 respectively.

On or about May 31, 2023, Citibank, N.A., in its capacity as the depositary (the “Depositary”) for the Company’s American Depositary Shares (“ADSs”), commenced mailing notice materials and voting instructions to ADS holders to enable ADS holders of record as of May 22, 2023 to instruct the Depositary to vote the ordinary shares represented by their ADSs. A copy of the Depositary’s notice to ADS holders and the Depositary’s voting instructions to ADS holders are furnished hereto as Exhibits 99.4 and 99.5, respectively.

The 2022 UK Annual Report and other materials related to the AGM are posted on the investor relations section of the Company’s website at https://freeline.life/investors/AGM.

The information contained in this “2023 Annual General Meeting of Freeline Therapeutics Holdings plc” section of this Report on Form 6-K, as well as the documents furnished as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are not incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

Exhibit	Description

99.1	Notice of Annual General Meeting dated May 31, 2023

99.2	Form of Proxy for Holders of Ordinary Shares

99.3	Freeline Therapeutics Holdings plc Annual Report and Accounts for the fiscal year ended December 31, 2022

99.4	Depositary’s Notice of Annual General Meeting

99.5	2023 Voting Instructions for Holders of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

By:	/s/ Chip McCorkle
Name: Chip McCorkle
Title: Vice President, Legal & Company Secretary

Date: May 31, 2023